Exhibit 21.1

DYNAMIC HEALTH PRODUCTS, INC. -

LIST OF SUBSIDIARIES

Pharma Labs Rx, Inc., a Florida corporation

Herbal Health Products, Inc., a Florida corporation

Dynamic Life Products, Inc., a Florida corporation

Online Meds Rx, Inc., a Florida corporation, and its subsidiary,

Dynamic Financial Consultants, LLC, a Florida limited liability company

Bryan Capital Limited Partnership, a Nevada limited partnership

Pharma Labs Rx, Inc., a Nevada corporation